Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8614
email address
ahudders@graubard.com

September 23, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549

Re: Origin Agritech Limited
Registration Statement on Form S-4
Amendment No. 4 filed on September 23, 2005
File No. 333-124709

Dear Mr. Reynolds:

On behalf of Origin Agritech Limited (“Agritech”), a wholly owned subsidiary of Chardan China Acquisition Corp. (“Chardan”), we respond as follows to the Staff’s comments received on September 22, 2005 relating to the above-captioned registration statement. Captions and page references herein correspond to those set forth in your letter. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses to each comment immediately thereafter.

Defined terms used in this letter have the meanings assigned to them in the registration statement.

Selected Historical Financial information

The Origin Parties Historical Financial Information, page 24

1.
We noted you retroactively restated your weighted average shares outstanding in response to our prior comment 26. Please revise your income (loss) per share, book value per share and dividends paid per share data in this table and throughout the registration statement to reflect the weighted average shares outstanding of 10,000 for all periods presented as disclosed on page F-3.

Response

Chardan has amended the tables on pages 26 (Origin Parties Historical Financial Information), 27 (Comparative Per Share Information), 129 (Pro Forma Maximum) and 130 (Pro Forma Minimum), to reflect the revision to the average shares outstanding on page F-3 for the Origin financial statements on the amounts for income(loss) per share, book value per share and dividends per share data in the tables.

If you have any further questions please do not hesitate to contact the undersigned.

                Sincerely,

                /s/ Andrew D. Hudders

                Andrew D. Hudders

ADH:kab
Enclosure